Exhibit 21
DISCOVER FINANCIAL SERVICES
SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation or Formation
DFS Corporate Services LLC	Delaware
DFS GSD Corp. (d/b/a Discover Payment Solutions)	Arizona
DFS International Inc.	Delaware
DFS Services LLC	Delaware
Diners Club International Ltd.	New York
Diners Club Services Private Limited	India
Diners Club Taiwan Ltd.	Taiwan
Discover Bank	Delaware
Discover Financial Services (Canada), Inc.	Canada
Discover Financial Services (Hong Kong) Limited	Hong Kong
Discover Financial Services (UK) Limited	England/Wales
Discover Funding LLC	Delaware
Discover Global Employment Company Private Limited	Singapore
Discover Home Loans, Inc.	Delaware
Discover Information Technology (Shanghai) Limited	Shanghai
Discover Products Inc.	Utah
Discover Properties LLC	Delaware
Discover Services Corporation	Delaware
GTC Insurance Agency, Inc.	Delaware
PULSE Network LLC	Delaware
The Student Loan Corporation	Delaware